

OUTDOORS, INC.

Brian Runnals | Founder & President | brunnals@recuroutdoors.com

What is Recur Outdoors?

WE BUILD DIGITALLY-NATIVE VERTICAL BRANDS (DNVB) IN THE OUTDOOR INDUSTRY. ALL OF OUR BRANDS FOCUS ON RECURRING REVENUE MODELS TO FUEL OUR GROWTH AND DELIVER CONVENIENCE AND UN-MATCHED VALUE TO OUR CUSTOMERS. WE STARTED POSTFLY, A FLY FISHING PRODUCT SUBSCRIPTION SERVICE, IN 2013, AND HAVE GENERATED **$3.3MM IN SALES** FROM 25,000 CUSTOMERS IN EVERY CORNER OF THE US AND AROUND THE WORLD.

FOR COMPARISON'S SAKE: WE ARE DOING FOR FISHING WHAT [THE HONEST CO.](#) HAS DONE FOR DIAPERS & BABY BUTT CREAM, [HARRY'S](#) HAS DONE FOR RAZORS, AND SO ON.

OUR CORE CUSTOMERS: ARE YOUNG, TECH-SAVVY (IE MILLENNIAL) CONSUMERS DRAWN TO THE OUTDOOR LIFESTYLE.

OUR PRODUCTS: ARE HIGH QUALITY, HIGH MARGIN AND/OR HIGH-CONSUMPTION PRODUCTS, ENABLING US TO CREATE THE ONE OF THE LARGEST FOLLOWINGS AND FASTEST GROWING BRANDS IN THE SPORT.

OUR MISSION: IS TO BE THE EASIEST WAY FOR ANGLERS TO GET WHAT THEY NEED TO BE SUCCESSFUL ON THE WATER.

WE BELIEVE WE CAN ACCOMPLISH THIS IS SEVERAL SEGMENTS IN THE $45B+ RECREATIONAL FISHING MARKET.



Why Fly Fishing?

THE PRODUCTS WE SELL ARE HIGHLY CONSUMABLE AND NEED TO BE REPLENISHED OFTEN. THINK RAZORS.

- IT'S UNDERSERVED (ESPECIALLY ONLINE)
- IT'S A SMALL (JUST UNDER $1B) SEGMENT OF THE $48B RECREATIONAL FISHING MARKET, WHICH MADE IT AN EASY ENTRY POINT
- FLY SHOPS ARE GEOGRAPHICALLY SPARSE, INCONVENIENT, AND INTIMIDATING.
  - EXISTING ONLINE FLY SHOPS ARE ON OUTDATED TECH AND UN-INVITING TO A YOUNG, TECH-SAVVY ANGLER.
- WE'RE MAKING THE SPORT ACCESSIBLE TO A YOUNGER GENERATION OF CONSUMERS THAT BUY AND INTERACT ONLINE.

WE'VE GENERATED $3.3MM IN SALES AND HAVE A UNIQUE STRATEGY TO BE A LEADER IN THE FLY FISHING MARKET, AND EXPAND INTO THE MUCH LARGER $48B CONVENTIONAL FISHING INDUSTRY WITHIN THE NEXT 12 MONTHS.




FLY FISHING
FLIES, APPAREL & GEAR
DELIVERED MONTHLY
POSTFLYBOX.COM
POSTFLY

Investment History


THINGS
COME TO
THOSE WHO
WADE

RevUp (formerly Betaspring) | April 2016

$75K

WE WERE ACCEPTED INTO REVUP'S INTENSIVE MARKETING ACCELERATOR WHICH CAME WITH A $75K DEBT INVESTMENT.

Friends & Family | April 2017

$125K

FAMILY & FRIENDS CONTRIBUTED $125K ON A CONVERTIBLE NOTE IN EARLY 2017.

Seed Round | October 2017

$250K

WE REACHED A STRATEGIC DEAL WITH A FLY-PRODUCTS FACTORY OWNER, FROM WHICH WE RECEIVED CASH AND A 10% STAKE IN THE FACTORY.

SUCCESS & GROWTH HIGHLIGHTS

$3.3MM

LIFETIME SALES
IN 2017, WE DID $1.3MM IN SALES. WE'RE FORECASTING JUST UNDER $2MM IN 2018 WITH THE ADDITION OF OUR ROD/REEL BUSINESS.

180K+

SHIPMENTS MADE
WE'VE MADE MORE THAN 180,000 SHIPMENTS TO 25,000+ CUSTOMERS. IN 2017 WE MADE 70,000 SHIPMENTS, AND PROJECT TO NEARLY DOUBLE IN 2018.

110%

YoY QUARTERLY GROWTH
14 CONSECUTIVE QUARTERS OF AT LEAST 110% YEAR OVER YEAR QUARTERLY GROWTH.

180K+

SOCIAL FOLLOWING
WE HAVE ONE OF THE LARGEST, MOST LOYAL FOLLOWINGS IN THE INDUSTRY. SOME OF OUR FANS HAVE TATTOOS OF OUR LOGOS - NOT A JOKE



POSTFLY METRICS & CUSTOMER HIGHLIGHTS

$13.50

AVG. BLENDED ACQUISITION COST

WE'VE HAD SUCCESS WITH FB AND ADWORDS FINDING AND CONVERTING CUSTOMERS.

$200

AVERAGE REVENUE PER USER

WITH 53% GM WE'VE BEEN ABLE TO RE-INVEST INTO OUR CUSTOMERS AND GROWING THE BUSINESS.

6800

ACTIVE SUBSCRIPTIONS

WE'VE DOUBLED OUR ACTIVE CUSTOMER BASE LAST YEAR AND CONTINUE TO GROW AROUND 4%/MONTH.

94%

MONTHLY RETENTION

WE'VE IMPLEMENTED SEVERAL MEASURES TO KEEP OUR CUSTOMERS HAPPY (ANY PAYING ;))



FLY FISHING IN THE US

4.5MM+

FLY ANGLERS ON THE RISE
MORE AMERICANS, ESPECIALLY THOSE UNDER 40, ARE SEEKING ACTIVITIES THAT KEEP THEM IN TOUCH WITH THE OUTDOORS

40%

LADIES GAME
WOMEN ACCOUNT FOR 40% OF ALL NEWCOMERS TO THE SPORT, AND FLY FISHING IS BECOMING ONE OF THE MOST POPULAR OUTDOOR ACTIVITIES FOR WOMEN.

29

AVG. AGE OF OUR CUSTOMER
BY LEVERAGING OUR DEMOGRAPHIC'S BUYING BEHAVIORS, WE'RE DRAWING IN A YOUNG, TECH SAVVY GROUP OF CUSTOMERS, THE MOST SOUGHT AFTER GROUP IN THE INDUSTRY

50

NUMBER OF STATES
THAT OFFER INCREDIBLE FLY FISHING OPPORTUNITIES IN THE USA, AND OUR CUSTOMERS INHABIT EVERY ONE OF THEM.



POSTFLY STATES OF AMERICA
WE ARE EVERYWHERE

Market Opportunity

$500MM+

Consumable Products

WE'VE IDENTIFIED SEVERAL SEGMENTS WITHIN THE $815MM FLY FISHING MARKET THAT WE BELIEVE WE CAN SERVE USING OUR EXISTING SUBSCRIPTION BOX MODEL: FLIES, FLY LINES, FLY TYING MATERIALS, LEADERS & TIPPETS, APPAREL & OTHER (TOOLS & ACCESSORIES). TOGETHER, THESE SEGMENTS REPRESENT $361MM IN ANNUAL SALES, OF WHICH WE ARE CONFIDENT WE CAN CAPTURE 7%+ (OR $25MM) WITHIN 3 YEARS.

Durables (Rods/Reels)

WITH OUR RECENT LAUNCH OF THE WADE ROD CO, WE HAVE A CLEAR GROWTH PATH IN THE HARD GOODS SPACE: FLY RODS, REELS AND ROD/REEL COMBO SEGMENTS WHICH REPRESENT AN ADDITIONAL 19% ($155MM). OUR UNIQUE, QUALITY & VALUE-DRIVEN APPROACH HAS HAD INITIAL SUCCESS, AND WE ARE LOOKING TO GROW QUICKLY IN THIS AREA.



Fly Fishing Industry Sectors ($815MM)

- Flies
- Fly Lines
- Fly Tying Materials
- Leaders & Tippets
- Apparel
- Other
- Outfitting, Local Guide Services
- Packs, Bags & Vests
- Waders & Boots
- Watercraft & Accessories
- Destination Travel
- Educational Classes
- Eyewear
- Fly Reels
- Fly Rod & Reel Combos
- Fly Rods
- Gifts, Books & DVDs



The Plan

IT STARTS WITH SOMETHING VERY SIMPLE: GIVE OUR CUSTOMERS EXACTLY WHAT THEY WANT. WITHOUT THE NEED FOR DISTRIBUTORS, WHOLESALERS AND RETAILERS IN BETWEEN US AND OUR CUSTOMERS, ITS EASY TO COMMUNICATE. THEY TELL US WHAT THEY WANT AND HOW THEY WANT IT, AND WE BUILD PRODUCTS AND A COMPANY THAT SERVES THEM DIRECTLY.

WE NEED CAPITAL TO PRODUCE HIGH-QUALITY FISHING PRODUCTS THAT WE CAN SELL TO OUR EVER-EXPANDING BASE OF CUSTOMERS FOR A BETTER PRICE THAN THEY'D FIND ANYWHERE ELSE. HERE'S HOW WE'LL DO IT:

1. New Customer Acquisition Channels

CONTINUED MARKETING TO OUR TARGET DEMOGRAPHIC TO EXPAND "THE TRIBE" AND GROW OUR SUBSCRIPTION BUSINESS AND BRAND FOLLOWING. WE'LL ALSO SPEND MORE ENERGY BUILDING A TANGIBLE, OFF-LINE COMMUNITY FOR OUR CUSTOMERS TO BE A PART OF, THROUGH EVENTS, GATHERINGS, TRIPS, AND SPONSORSHIPS.

2. Expand eCommerce Business

ADD HIGH MARGIN AND/OR CONSUMABLE POSTFLY-BRAND PRODUCTS TO OUR MIX THAT EXUDE OUR MANTRA OF HIGH-QUALITY GEAR AT AN AFFORDABLE PRICE. WE'VE CREATED A UNIQUE AND COMPELLING WAY TO PURCHASE RODS/REELS THAT HAS TAKEN THE INDUSTRY BY STORM.

3. Open New Product Verticals

THERE'S A LOT FOR US TO GAIN WITHIN FLY FISHING, BUT THE OPPORTUNITY IN THE BROADER $45B RECREATIONAL FISHING MARKET IS BOUNDLESS. WE'VE STRATEGICALLY SELECTED SEVERAL INDUSTRY SEGMENTS WHERE WE'RE CONFIDENT OUR MODEL WILL SUCCEED.

1. New Acquisition Channels

WE'RE DOUBLING DOWN ON WHAT HAS WORKED: ENGAGING CUSTOMERS THROUGH SOCIAL MEDIA AND CONTENT, AS WELL AS INVESTING IN RICH, LONG FORM STORYTELLING CONTENT (A LA YETI, COSTA SUNGLASSES, AND PATAGONIA)

AN ENHANCED FOCUS ON SEO/SEM WILL DRAW CUSTOMERS INTO OUR EXPANDED ECOMMERCE OFFERINGS AND OFFER OPPORTUNITIES FOR CROSS AND UP SELLING INTO SUBSCRIPTIONS (I.E. WWW.BARKBOX.COM)



The Point of the Spear: Professional Fishing Guides

FISHING GUIDES ARE THE GATEKEEPERS OF THE SPORT. BY PARTNERING WITH THEM, WE'VE CREATED A NETWORK OF FOOT SOLDIERS READY AND WILLING TO PROMOTE POSTFLY TO THEIR CUSTOMERS.

WE RECENTLY ACQUIRED GUIDEHIRE.COM TO FURTHER LEVERAGE THESE RELATIONSHIPS.


FEATHERS AND FOAM TOUR
VISE NITE
BROUGHT TO YOU BY POSTFLYBOX
DECEMBER 15
STARTS @6PM
CRAFT BEER
@POSTFLY HQ
101 NEWBURY TPKE UNIT 1
NEWBURY, MA 01951
TRIBE NATION
MAKE NEW FRIENDS TIE FLIES CHILL
DRINK BEER EAT SNACKS GOOD TIMES
contact: www.postflybox.com info@postflybox.com 888-310-3357
NO. _____

Offline Events & Community Engagement

FISHING IS AN INHERENTLY SOCIAL ACTIVITY. WE ARE TAPPING INTO ITS SOCIAL DNA TO CREATE A LARGE OFF-LINE COMMUNITY THROUGH OUR NATIONWIDE AMBASSADOR TEAM, EDUCATIONAL EVENTS, MEET-UPS, AND OTHER COMMUNITY ENGAGEMENT ACTIVITIES

2. Expanded eCommerce Business

Complimentary Product Lines

POSTFLY BRAND FLY LINE, TIPPET/LEADER, FLOATANT PRODUCTS, TYING MATERIALS, TOOLS, FLYBOXES THAT CAN BE ADDED TO A BOX, PURCHASED ONLINE OR IN OUR RETAIL LOCATION.

POSTFLY
SCISSOR FORECEPS
Silver
MATERIAL(S)
Stainless
SIZE
6"
DESCRIPTION: Cut, crimp and unhook placeholder copy lorem ipsum dolor sit amet donnec. Esta rarat artellum lorel.
POSTFLY
TIGHT LINES
MA U.S.A.
EST. 2013
FLY FISHING
DRY GOODS & SUPPLY
INFO@POSTFLYBOX.COM
POSTFLYBOX.COM

Durable Goods

WE'VE CREATED AN EXCITING WAY FOR CONSUMERS TO PURCHASE TOP-END FLY RODS AND REELS AT ENTRY LEVEL TO MID-MARKET PRICES.

Apparel & Logo Wear

EXPAND OUR LINE OF HATS, TEES, BAGS & TECHNICAL GEAR. AS AN OUTDOOR LIFESTYLE BRAND, WE'RE AIMING TO HAVE 20% OF REVENUES COME FROM APPAREL.







Private Labeled Products

Stream Side Accessories
POSTFLY BRAND FLY LINE, TIPPET/LEADER, FLOATANT PRODUCTS, TYING MATERIALS, TOOLS, FLYBOXES THAT CAN BE ADDED TO A BOX, OR PURCHASED ONLINE.

Fly Tying Tools
OUR TYING KIT BUSINESS HAS OPENED UP SEVERAL OPPORTUNITIES TO PRIVATE LABEL AND SELL A RANGE OF HIGH QUALITY FLY TYING TOOLS TO SELL INTO OUR CUSTOMER BASE.

Fly Tying Materials
OUR RECENT PARTNERSHIP WITH A THAILAND MANUFACTURING FACILITY ENABLES US PRODUCE AND PACKAGE A WIDE RANGE OF FLY-TYING MATERIALS FOR DISTRIBUTION INTO THE $80MM MATERIALS MARKET.


POSTFLY
WADE FOR IT.


POSTFLY
TIGHT LINES
MA U.S.A.
EST. 2013
FLY FISHING
DRY GOODS & SUPPLY
PRODUCT: Scissor Forceps
MATERIAL(S): Stainless Steel
COLOR: Silver
SIZE: 6”
DESCRIPTION: Cut, crimp and unhook placeholder copy lorem ipsum dolor sit amet donnec. Esta rarat artellum lorela era mulamo dondes.
POSTFLY, INC.
101 NEWBURYPORT TPKE #1
NEWBURY, MA 01951
888.310.3357 | info@postflybox.com
postflybox.com





THE Wade ROD CO.

THE Wade ROD CO.
THE Wade ROD CO.
THE Wade ROD CO.

The Industry's Only Gear Subscription

QUALITY FLY RODS BUILT AND DESIGNED FOR TODAY'S ANGLER, AT A FRACTION OF THE COST OF THE COMPETITION. FOR AS LITTLE AS $49/MO, OUR CUSTOMERS RECEIVE A NEW ROD AND MAKE 6 PAYMENTS OVER 6 MONTHS. THE SUBSCRIPTION GIVES THEM ACCESS TO OTHER MEMBERS-ONLY BENEFITS LIKE AN EXTENDED WARRANTY PROGRAM AND FREE DEMOS OF OTHER RODS.



THE Wade ROD CO.

WADE ROD CO. INITIAL RESULTS (LAUNCHED 9/1/2017)

80%

GROSS MARGIN
WE HAVE PROVEN THAT WE CAN MANUFACTURE HIGH QUALITY RODS AND SELL THEM FOR 40-50% LESS THAN THE COMPETITION - AND STILL HAVE MARGINS OF 80%

90%

RODS ON SUBSCRIPTION
9/10 OF RODS SOLD ARE PURCHASED ON THE 6 MONTH SUBSCRIPTION PROGRAM. OUR SUBSCRIPTION PROGRAM IS 20% MORE EXPENSIVE THAN THE ONE-TIME PURCHASE OPTION, BUT MORE CONVENIENT FOR THE CUSTOMER WITH MONTHLY PAYMENTS.

$12K

MRR
WADE HAS QUICKLY ADDED MRR TO OUR TOP LINE WITH LITTLE TO NO CAC OR HELD INVENTORY. WE'RE ADDING 8 NEW ROD MODELS FOR SPRING '19 AND EXPECT TO GENERATE $40K MRR BY APRIL.

95%

CAPTURED PAYMENTS
WE'VE HAD VERY FEW ISSUES CAPTURING SUBSCRIPTION PAYMENTS FROM OUR CUSTOMERS THAT OPT FOR THE SUBSCRIPTION PROGRAM.





PELICAN
REELS

QUALITY FLY REELS BUILT AND DESIGNED FOR TODAY'S ANGLER, AT A FRACTION OF THE COST OF THE COMPETITION.

PELICAN IS LAUNCHING IN NOV 2018 WITH ONE SEALED DRAG MODEL IN SEVERAL DIFFERENT SIZES TO COVER A MULTITUDE OF FISHING SCENARIOS.

REELS WILL BE AVAILABLE FOR ONE-TIME PURCHASE ONLINE, BUNDLED AS AN ADD-ON WITH A WADE ROD CO PRODUCT, AND AS A SUBSCRIPTION OPTION (FOR AN ADDITIONAL FEE), IN THE SAME FASHION AS OUR WADE ROD.



3. New Verticals

OUR GROWTH STRATEGY IS TO REPLICATE OUR SUBSCRIPTION BUSINESS IN SEVERAL ADDITIONAL SEGMENTS OF THE FISHING MARKET. INSHORE FISHING AND OFFSHORE FISHING ALONE COMBINE TO 4X THE MARKET SIZE OF FLY FISHING (~$4B) … AND THIS DOESN'T INCLUDE THE $35B+ BASS FISHING MARKET, WHICH HAS SEVERAL SUCCESSFUL SUBSCRIPTION BOX PLAYERS. WE HAVE THE RESOURCES AND EXPERTISE TO BE ABLE TO SUCCESSFULLY ENTER SEVERAL FISHING SEGMENTS WITH THE SAME STRATEGIES THAT HAVE MADE POSTFLY A SUCCESS IN THE FLY FISHING MARKET.

Inshore Saltwater Fishing

HIGH CUSTOMER CROSS-OVER
ROD/REEL CROSS OVER OPPORTUNITY
CONSUMABLE TACKLE PRODUCTS
PASSIONATE NORTHEAST CUSTOMER BASE

Offshore Fishing

HIGH BARRIER TO ENTRY/CUSTOMER LOYALTY
HIGHER ASP/MARGIN
SAME BASIC TECH/MATERIALS IN MUCH OF THE TACKLE
AS FLY FISHING, LEVERAGE EXISTING MANUFACTURING
RELATIONSHIPS





5 Year Outlook

2018 IS SHAPING UP TO BE AN INCREDIBLE YEAR OF GROWTH FOR POSTFLY. WITH THE ROLL OUT OF OUR GUIDE PROGRAM, EXPANDED ECOMMERCE OFFERINGS AND OFFLINE ENGAGEMENT/EVENTS WE'LL BE EXPANDING OUR ONLINE AND OFFLINE REACH AND WELCOMING MORE PASSIONATE ANGLERS INTO THE RECUR OUTDOORS TRIBE.

IN 2019 WE WILL BEGIN PILOTING OUR GEAR KIOSK CONCEPT, WHICH IS A MASSIVE OPPORTUNITY FOR WADE RODS AND PELICAN REELS. THESE SELF-SERVE, TECH ENABLED KIOSKS CAN BE PLACED IN RETAIL OR OTHER HIGH -TRAFFIC ENVIRONMENTS WHERE THE STAFF WONT NEED TO HAVE ANY EXPERTISE ABOUT THE PRODUCTS, AND THE CUSTOMERS CAN DISCOVER AND PURCHASE THE PRODUCT ON THEIR OWN.

OUR STRATEGY WILL INCREASE OUR BRAND REACH, SUBSCRIPTION CUSTOMER BASE AND CUSTOMER LTV SIMULTANEOUSLY, AND ENABLE GO FROM ABOUT $2MM IN SALES IN 2018 TO ABOUT $5MM IN 2019.



*These are predictions and cannot be guaranteed.

EXIT OPPORTUNITIES

OUR GOAL IS TO FOCUS ON GROWTH, HIT OUR GOALS AND SEEK AN EXIT IN 3-5 YEARS.

BASS PRO SHOPS

BASS PRO SHOPS, THE LEADING B&M RETAILER IN THE OUTDOOR INDUSTRY HAS MORE THAN 160 IMMERSIVE STORES THROUGHOUT THE US AND RECENTLY COMPLETED A $5B ACQUISITION OF THEIR LARGEST COMPETITOR, CABELA'S.





PURE FISHING

PURE FISHING IS A GLOBAL FAMILY OF FISHING BRANDS, COMMITTED TO INNOVATING AND DELIVERING THE BEST POSSIBLE EXPERIENCE TO THEIR ANGLER CUSTOMERS.



TACKLE DIRECT

FOUNDED IN 1997, TACKLE DIRECT IS A LEADING COMMERCE FISHING TACKLE BUSINESS, WITH ESTIMATED REVENUES OF $50MM, SERVICING ALMOST EVERY SEGMENT OF THE RECREATIONAL FISHING MARKET.



THE ORVIS COMPANY

ORVIS, THE OLDEST AND MOST WIDELY RECOGNIZED BRAND IN FLY FISHING, MANUFACTURES, DISTRIBUTES AND SELLS A WIDE RANGE OF FLY FISHING PRODUCTS, APPAREL AND ACCESSORIES. ORVIS HAS ACQUIRED SEVERAL COMPANIES IN THE FLY FISHING SEGMENT OVER THE PAST 2 DECADES AS THEY TRY TO REMAIN RELEVANT TO THE YOUNG ANGLERS ENTERING THE SPORT.

 CATCHCO (AKA MYSTERY TACKLE BOX)

MTB IS THE LEADING SUBSCRIPTION BOX IN THE RECREATIONAL BASS FISHING MARKET, WITH 80,000 SUBSCRIBERS AND AN ESTIMATED $20MM REVENUE IN 2017. CATCH CO ALSO DESIGNS AND SELLS A NUMBER OF PRIVATE LABELED FISHING TACKLE PRODUCTS THROUGH THEIR SITE.



Joe St. Germain
CFO & Accounting

COMPANY LAUNCH PARTNERS WAS BIRTHED OUT OF A DESIRE TO PROVIDE STRONG, HANDS-ON FINANCIAL MANAGEMENT TO STARTUPS AND EMERGING GROWTH COMPANIES. BORN OUT OF THE CONVICTION THAT AN OUNCE OF PREVENTION IS WORTH A POUND OF CURE, WHAT WE OFFER IS A RESPONSE TO THE COMMON PERCEPTION AMONG ENTREPRENEURS THAT THEY CANNOT AFFORD TO HIRE A CFO, YET CANNOT AFFORD TO BE WITHOUT ONE. THE FORMATION OF THIS COMPANY IS THE RESULT OF A LOVE AFFAIR WITH THE STARTUP COMMUNITY AND SMALL TO MID SIZE BUSINESSES. IT IS THE RESULT OF CUSTOMER FEEDBACK, COMPETITIVE RESEARCH, READING, LONG SILENT WALKS AND SLEEPLESS NIGHTS.



Rick Berry
Advisor

RICK BERRY FOUNDED DEMANDFORCE, A MARKETING AND AUTOMATION SAAS FOR SMALL SERVICE BUSINESSES. IN 2012, BERRY SOLD THE COMPANY TO INTUIT FOR $423.5MM, ONE OF THE LARGEST ACQUISITIONS IN INTUIT'S HISTORY. RICK NOW DEDICATES HIS TIME TO ADVISING AND COACHING ENTREPRENEURS.



Brian Runnals
Founder & President

"I'M ADDICTED TO THE CHALLENGES AND EVER-CHANGING LAND SCAPE OF THE STARTUP ENVIRONMENT. BEFORE STARTING POSTFLY, I SPENT ABOUT 10 YEARS IN SALES AND BUSINESS DEVELOPMENT ROLES FOR A FEW TECH STARTUPS IN US, LEARNING BOTH THE RIGHT AND WRONG WAYS TO GROW A COMPANY. THE HIGHLIGHT OF MY CAREER WAS MY 4 YEARS AT DEMANDFORCE, WHICH RESULTED IN $423.5MM EXIT TO INTUIT IN 2012. POSTFLY WAS BORN IN MY BASEMENT OUT OF THE FRUSTRATION OF BEING AN 'URBAN ANGLER' AND NOT HAVING EASY WAYS TO GET THE GEAR I NEEDED - A FRUSTRATION SHARED BY MANY OF OUR CUSTOMERS." - BRIAN RUNNALS

Team Postfly

MACIEJ "MACH" LABINSKI IS AN MBA-EDUCATED FINANCE PROFESSIONAL WITH 12 YEARS OF EXPERIENCE IN CORPORATE AMERICA WITH A PASSION FOR GRAPHIC DESIGN, WEB DEVELOPMENT, PHOTOGRAPHY, AND BUILDING BUSINESSES FROM THE GROUND UP. HE ADMINISTERS ALL IN-HOUSE DESIGN & DEVELOPMENT PROJECTS, BRAND VOICE, PRODUCT DESIGN, AND ASSISTS IN OVERALL COMPANY STRATEGY.



"Mach" Labinski
Co-founder &
Head of Design

"I COULD TALK FISHING ALL DAY, I'M BLESSED TO HAVE THAT BE MY JOB! I WENT FROM COLD CALLING ALUMS TO DONATE TO THEIR ALMA MATER TO HELPING OUR TRIBE GET EVERYTHING THEY NEED OUT OF THEIR SUBSCRIPTIONS WITH US. "
-LUCAS KAPLAN



Lucas Kaplan
Customer Success Manager



Dan Zazworsky
Marketing Manager

"I FISH AND I KNOW THINGS. SPEND MY DAYS CREATING CONTENT AND FISHING FOR CUSTOMERS. DID I MENTION I FISH?"
-DAN "ZAZ" ZAZWORSKY



Pete Bernaby
Fulfillment Manager

"IT'S LIKE I HAVE 7000 CHILDREN. THAT ALL GET CHRISTMAS GIFTS. EVERY MONTH. FOREVER! FOR REAL THOUGH THE ONLY THING I ENJOY MORE THAN FISHING IS HELPING OTHERS LAND THEIRS. IF I'M NOT AT POSTFLY STOKING UP THE TRIBE YOU'LL FIND ME ON THE WATER CHASING ANYTHING WITH GILLS." - PETE BERNABY

WIZARD OF LOGISTICS. MASTER OF OPERATIONAL FORTITUDE. SAYER OF MICHAEL SCOTT QUOTES. MOONLIGHTING AS COACH OF SALEM STATE UNIVERSITY HOCKEY.

"KNOCKING DOWN CHALLENGES EVERYDAY IS MY SPECIALTY. LATE INVENTORY, BUSTED LOGISTICS, BROKEN TECH, VENDOR ISSUES? YOU NAME IT. I CAN FIX IT."

"I GUESS THE ATTITUDE THAT I'VE TRIED TO CREATE HERE IS THAT I'M A FRIEND FIRST AND A BOSS SECOND AND PROBABLY AN ENTERTAINER THIRD."
-MICHAEL SCOTT
-GREG HANSEN



Greg Hansen
Director of Operations



Your investment will help us build the most exciting outdoor brands on the planet. Thank you!

For more information, contact Brian Runnals brunnals@recuroutdoors.com or 978-766-8011